SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 204.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 30)

Hyatt Hotels Corporation

(Name of Issuer)

Class A Common Stock, $0.01 par value per share

(Title of Class of Securities)

448579102

(CUSIP Number)

Michael A. Pucker, Esq.

Cathy A. Birkeland, Esq.

Alexa M. Berlin, Esq.

Latham & Watkins LLP

330 N. Wabash Avenue, Suite 2800

Chicago, Illinois 60611

(312) 876-7700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 22, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(Page 1 of 18 Pages)

13D	Page 2 of 18 Pages

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Maroon Private Trust Company, LLC, solely as trustee of the trusts listed on Appendix A-1 and Appendix A-2.
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 20,827,553*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 20,827,553*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,827,553*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒
13.	Percent of Class Represented by Amount in Row (11) 21.1%*
14.	Type of Reporting Person OO

*

Represents shares of the Issuer’s Class A Common Stock, $0.01 par value per share (the “Class A Common Stock”), issuable upon conversion of shares of the Issuer’s Class B Common Stock, $0.01 par value per share (the “Class B Common Stock” and, together with the Class A Common Stock, the “Common Stock”). As provided in the Issuer’s Amended and Restated Certificate of Incorporation, each share of Class B Common Stock is convertible at any time, at the option of the holder, into one share of Class A Common Stock.

The Reporting Person is party to certain agreements with the Separately Filing Group Members (as defined in the Schedule 13D), which agreements contain, among other things, certain voting agreements and limitations on the sale of their shares of Common Stock. As a result, the Reporting Person may be deemed to be a member of a “group,” within the meaning of Section 13(d)(3) of the Act (as defined in the Schedule 13D), comprised of the Reporting Person and the Separately Filing Group Members. Shares listed as beneficially owned by the Reporting Person exclude shares held by any other Reporting Person or by any of the Separately Filing Group Members, in each case as to which the Reporting Person disclaims beneficial ownership.

All references to the number of shares outstanding are as of July 31, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2024, as adjusted to account for an aggregate 1,642,251 shares of Class B Common Stock that were repurchased by the Issuer from the reporting person on September 22, 2024. The percentage is calculated using the total number of shares of Common Stock beneficially owned by the Reporting Person and based on 98,677,472 shares of Common Stock outstanding as of July 31, 2024, as adjusted. With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to ten votes per share. The shares of Class B Common Stock owned by the Reporting Person represent 35.8% of the total voting power of the Common Stock as of July 31, 2024, as adjusted. The percentage of total voting power of the Common Stock is calculated based on the total voting power of the Common Stock outstanding as of July 31, 2024, as adjusted, which is comprised of 44,928,893 shares of Class A Common Stock and 53,748,579 shares of Class B Common Stock and assumes that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

13D	Page 3 of 18 Pages

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) THHC, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 17,623,351*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 17,623,351*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,623,351*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒
13.	Percent of Class Represented by Amount in Row (11) 17.9%*
14.	Type of Reporting Person OO

*

Represents shares of the Issuer’s Class A Common Stock issuable upon conversion of shares of the Issuer’s Class B Common Stock. As provided in the Issuer’s Amended and Restated Certificate of Incorporation, each share of Class B Common Stock is convertible at any time, at the option of the holder, into one share of Class A Common Stock.

The Reporting Person is party to certain agreements with the Separately Filing Group Members (as defined in the Schedule 13D), which agreements contain, among other things, certain voting agreements and limitations on the sale of their shares of Common Stock. As a result, the Reporting Person may be deemed to be a member of a “group,” within the meaning of Section 13(d)(3) of the Act (as defined in the Schedule 13D), comprised of the Reporting Person and the Separately Filing Group Members. Shares listed as beneficially owned by the Reporting Person exclude shares held by any other Reporting Person or by any of the Separately Filing Group Members, in each case as to which the Reporting Person disclaims beneficial ownership.

All references to the number of shares outstanding are as of July 31, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2024, as adjusted to account for an aggregate 1,642,251 shares of Class B Common Stock that were repurchased by the Issuer from the reporting person on September 22, 2024. The percentage is calculated using the total number of shares of Common Stock beneficially owned by the Reporting Person and based on 98,677,472 shares of Common Stock outstanding as of July 31, 2024, as adjusted. With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to ten votes per share. The shares of Class B Common Stock owned by the Reporting Person represent 30.3% of the total voting power of the Common Stock as of July 31, 2024, as adjusted. The percentage of total voting power of the Common Stock is calculated based on the total voting power of the Common Stock outstanding as of July 31, 2024, as adjusted, which is comprised of 44,928,893 shares of Class A Common Stock and 53,748,579 shares of Class B Common Stock and assumes that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

13D	Page 4 of 18 Pages

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) T11 HHC, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 17,623,351*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 17,623,351*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,623,351*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒
13.	Percent of Class Represented by Amount in Row (11) 17.9%*
14.	Type of Reporting Person OO

*

Represents shares of the Issuer’s Class A Common Stock issuable upon conversion of shares of the Issuer’s Class B Common Stock. As provided in the Issuer’s Amended and Restated Certificate of Incorporation, each share of Class B Common Stock is convertible at any time, at the option of the holder, into one share of Class A Common Stock.

The Reporting Person is party to certain agreements with the Separately Filing Group Members (as defined in the Schedule 13D), which agreements contain, among other things, certain voting agreements and limitations on the sale of their shares of Common Stock. As a result, the Reporting Person may be deemed to be a member of a “group,” within the meaning of Section 13(d)(3) of the Act (as defined in the Schedule 13D), comprised of the Reporting Person and the Separately Filing Group Members. Shares listed as beneficially owned by the Reporting Person exclude shares held by any other Reporting Person or by any of the Separately Filing Group Members, in each case as to which the Reporting Person disclaims beneficial ownership.

All references to the number of shares outstanding are as of July 31, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2024, as adjusted to account for an aggregate 1,642,251 shares of Class B Common Stock that were repurchased by the Issuer from the reporting person on September 22, 2024. The percentage is calculated using the total number of shares of Common Stock beneficially owned by the Reporting Person and based on 98,677,472 shares of Common Stock outstanding as of July 31, 2024, as adjusted. With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to ten votes per share. The shares of Class B Common Stock owned by the Reporting Person represent 30.3% of the total voting power of the Common Stock as of July 31, 2024, as adjusted. The percentage of total voting power of the Common Stock is calculated based on the total voting power of the Common Stock outstanding as of July 31, 2024, as adjusted, which is comprised of 44,928,893 shares of Class A Common Stock and 53,748,579 shares of Class B Common Stock and assumes that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

13D	Page 5 of 18 Pages

1.

 Names of Reporting Persons

 I.R.S. Identification Nos. of Above Persons (Entities Only)

 Marshall E. Eisenberg and Thomas J. Pritzker, not individually, but solely as co-trustees of the trust listed on Appendix A-3.

2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 50,963*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 50,963*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 50,963*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒
13.	Percent of Class Represented by Amount in Row (11) Less than 0.1%*
14.	Type of Reporting Person OO

*

Represents shares of the Issuer’s Class A Common Stock issuable upon conversion of shares of the Issuer’s Class B Common Stock. As provided in the Issuer’s Amended and Restated Certificate of Incorporation, each share of Class B Common Stock is convertible at any time, at the option of the holder, into one share of Class A Common Stock.

The Reporting Persons are party to certain agreements with the Separately Filing Group Members (as defined in the Schedule 13D), which agreements contain, among other things, certain voting agreements and limitations on the sale of their shares of Common Stock. As a result, the Reporting Persons may be deemed to be members of a “group,” within the meaning of Section 13(d)(3) of the Act (as defined in the Schedule 13D), comprised of the Reporting Persons and the Separately Filing Group Members. Shares listed as beneficially owned by the Reporting Persons exclude shares held by any other Reporting Person or by any of the Separately Filing Group Members, in each case as to which the Reporting Persons disclaim beneficial ownership.

All references to the number of shares outstanding are as of July 31, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2024, as adjusted to account for an aggregate 1,642,251 shares of Class B Common Stock that were repurchased by the Issuer from the reporting person on September 22, 2024. The percentage is calculated using the total number of shares of Common Stock beneficially owned by the Reporting Persons and based on 98,677,472 shares of Common Stock outstanding as of July 31, 2024, as adjusted. With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to ten votes per share. The shares of Class B Common Stock owned by the Reporting Persons represent less than 0.1% of the total voting power of the Common Stock as of July 31, 2024, as adjusted. The percentage of total voting power of the Common Stock is calculated based on the total voting power of the Common Stock outstanding as of July 31, 2024, as adjusted, which is comprised of 44,928,893 shares of Class A Common Stock and 53,748,579 shares of Class B Common Stock and assumes that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

13D	Page 6 of 18 Pages

1.

 Names of Reporting Persons

 I.R.S. Identification Nos. of Above Persons (Entities Only)

Thomas J. Pritzker, individually and as trustee of Maroon Trust, solely in such trust’s capacity as the member of Maroon Private Trust Company, LLC

2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 21,413,658*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 21,413,658*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,413,658*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒
13.	Percent of Class Represented by Amount in Row (11) 21.7%*
14.	Type of Reporting Person IN; OO

*

Represents shares of the Issuer’s Class A Common Stock and shares of the Issuer’s Class A Common Stock issuable upon conversion of shares of the Issuer’s Class B Common Stock. As provided in the Issuer’s Amended and Restated Certificate of Incorporation, each share of Class B Common Stock is convertible at any time, at the option of the holder, into one share of Class A Common Stock.

The Reporting Person is party to certain agreements with the Separately Filing Group Members (as defined in the Schedule 13D), which agreements contain, among other things, certain voting agreements and limitations on the sale of their shares of Common Stock. As a result, the Reporting Person may be deemed to be a member of a “group,” within the meaning of Section 13(d)(3) of the Act (as defined in the Schedule 13D), comprised of the Reporting Person and the Separately Filing Group Members. Shares listed as beneficially owned by the Reporting Person exclude shares held by any other Reporting Person or by any of the Separately Filing Group Members, in each case as to which the Reporting Person disclaims beneficial ownership.

All references to the number of shares outstanding are as of July 31, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2024, as adjusted to account for an aggregate 1,642,251 shares of Class B Common Stock that were repurchased by the Issuer from the reporting person on September 22, 2024. The percentage is calculated using the total number of shares of Common Stock beneficially owned by the Reporting Person and based on 98,677,472 shares of Common Stock outstanding as of July 31, 2024, as adjusted. With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to ten votes per share. The shares of Class B Common Stock owned by the Reporting Person represent 35.9% of the total voting power of the Common Stock as of July 31, 2024, as adjusted. The percentage of total voting power of the Common Stock is calculated based on the total voting power of the Common Stock outstanding as of July 31, 2024, as adjusted, which is comprised of 44,928,893 shares of Class A Common Stock and 53,748,579 shares of Class B Common Stock and assumes that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

Thomas J. Pritzker holds 244,648 stock appreciation rights (“SARs”) that are currently exercisable at an exercise price of $52.65, 212,967 SARs that are currently exercisable at an exercise price of $80.02, 292,226 SARS that are currently exercisable at an exercise price of $71.67, 563,063 SARs that are currently exercisable at an exercise price of $48.66, 130,752 SARS that are currently exercisable at an exercise price of $80.46, 72,924 SARs that are currently exercisable at an exercise price of $95.06 and 30,902 SARs that are currently exercisable at an exercise price of $111.71. Each SAR gives the holder the right to receive a number of shares of Class A Common Stock equal to the excess of the value of one share of Class A Common Stock at the exercise date, over the exercise price. The number of shares of Class A Common Stock that Mr. Pritzker will receive upon exercise of such SARs is not determinable until the date of exercise and therefore is not included in the information above.

13D	Page 7 of 18 Pages

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Jason Pritzker, individually
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,588*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,588*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,588*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒
13.	Percent of Class Represented by Amount in Row (11) Less than 0.1%*
14.	Type of Reporting Person IN

*	Represents shares of the Issuer’s Class A Common Stock.

The Reporting Person is party to certain agreements with the Separately Filing Group Members (as defined in the Schedule 13D), which agreements contain, among other things, certain voting agreements and limitations on the sale of their shares of Common Stock. As a result, the Reporting Person may be deemed to be a member of a “group,” within the meaning of Section 13(d)(3) of the Act (as defined in the Schedule 13D), comprised of the Reporting Person and the Separately Filing Group Members. Shares listed as beneficially owned by the Reporting Person exclude shares held by any other Reporting Person or by any of the Separately Filing Group Members, in each case as to which the Reporting Person disclaims beneficial ownership.

All references to the number of shares outstanding are as of July 31, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2024, as adjusted to account for an aggregate 1,642,251 shares of Class B Common Stock that were repurchased by the Issuer from the reporting person on September 22, 2024. The percentage is calculated using the total number of shares of Common Stock beneficially owned by the Reporting Person and based on 98,677,472 shares of Common Stock outstanding as of July 31, 2024, as adjusted. With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to ten votes per share. The shares of Class A Common Stock owned by the Reporting Person represent less than 0.1% of the total voting power of the Common Stock as of July 31, 2024, as adjusted. The percentage of total voting power of the Common Stock is calculated based on the total voting power of the Common Stock outstanding as of July 31, 2024, as adjusted, which is comprised of 44,928,893 shares of Class A Common Stock and 53,748,579 shares of Class B Common Stock and assumes that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

13D	Page 8 of 18 Pages

EXPLANATORY NOTE: This Amendment No. 30 to Schedule 13D (“Amendment No. 30”), which relates to the Class A Common Stock, $0.01 par value per share, of Hyatt Hotels Corporation, a Delaware corporation (the “Issuer”), amends and supplements the Schedule 13D originally filed by the Reporting Persons with the United States Securities and Exchange Commission with respect to the Issuer on August 26, 2010 (as amended to date, the “Schedule 13D”). Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is amended and supplemented as follows:

On September 22, 2024, Maroon Private Trust Company, LLC, as trustee for Margot and Tom Pritzker Foundation, entered into a Purchase and Sale Agreement (the “Purchase and Sale Agreement”) with the Issuer, pursuant to which it sold an aggregate of 1,642,251 shares of Class B Common Stock at a price of $152.23 per share, which represents the Volume Weighted Average Price for Class A Common Stock for the three (3) trading-day period ending September 20, 2024 as reported by Bloomberg, for an aggregate price of $249,999,869.73 (the “September 2024 Sale”). The September 2024 Sale closed on September 24, 2024.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is amended and supplemented as follows:

(a)-(b) As of the date hereof, the Reporting Persons in the aggregate may be deemed to be the beneficial owners of 588,693 shares of currently issued Class A Common Stock and 20,878,516 shares of Class B Common Stock beneficially owned by the Reporting Persons. Based on the number of shares of Class B Common Stock outstanding as of July 31, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2024, as adjusted to account for an aggregate 1,642,251 shares of Class B Common Stock that were repurchased by the Issuer from the reporting person on September 22, 2024, the number of shares of Class B Common Stock beneficially owned by the Reporting Persons represents 38.8% of the total number of shares of Class B Common Stock outstanding. Based on the number of shares of Common Stock outstanding as of July 31, 2024, as adjusted, the number of shares of Common Stock beneficially owned by the Reporting Persons represents 21.8% of the total number of shares of Common Stock outstanding and 35.9% of the total voting power of the shares of Common Stock outstanding, voting together as a single class, assuming that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

13D	Page 9 of 18 Pages

Thomas J. Pritzker holds 244,648 SARs that are currently exercisable at an exercise price of $52.65, 212,967 SARs that are currently exercisable at an exercise price of $80.02, 292,226 SARS that are currently exercisable at an exercise price of $71.67, 563,063 SARs that are currently exercisable at an exercise price of $48.66, 130,752 SARS that are currently exercisable at an exercise price of $80.46, 72,924 SARs that are currently exercisable at an exercise price of $95.06 and 30,902 SARs that are currently exercisable at an exercise price of $111.71. Each SAR gives the holder the right to receive a number of shares of Class A Common Stock equal to the excess of the value of one share of Class A Common Stock at the exercise date, over the exercise price. The number of shares of Class A Common Stock that Mr. Pritzker will receive upon exercise of such SARs is not determinable until the date of exercise and therefore is not included in the information above.

Schedule A attached to this Amendment No. 30 amends and restates, in its entirety, Schedule A attached to the Schedule 13D. Schedule A attached to this Amendment No. 30 sets forth, as of the date hereof, the number of shares and percentage of the Class A Common Stock outstanding, the number of shares and percentage of the Class B Common Stock outstanding, the percentage of the total number of shares of Common Stock outstanding, and the percentage of the total voting power of the shares of Common Stock outstanding, voting together as a single class, represented by the shares beneficially owned by each Reporting Person.

THHC, L.L.C. is a member-managed Delaware limited liability company and directly holds 17,623,351 shares of Class B Common Stock. T11 HHC, LLC is a member-managed Delaware limited liability company and the controlling member of THHC, L.L.C., and in such capacity may be deemed to beneficially own such shares of Class B Common Stock. Maroon Private Trust Company, LLC is a manager-managed South Dakota limited liability company and the trustee of (i) the trust listed on Appendix A-1, which is the sole member of T11 HHC, LLC, and in such capacity may be deemed to beneficially the shares of Class B Common Stock deemed to be beneficially owned by T11 HHC, LLC, and (ii) the trusts listed on Appendix A-2, and in such capacity may be deemed to beneficially own an additional 3,204,202 shares of Class B Common Stock. Maroon Trust is the sole member of Maroon Private Trust Company, LLC and in such capacity may be deemed to beneficially own such shares of Class B Common Stock. Thomas J. Pritzker is the trustee of Maroon Trust and in such capacity may, for the purposes hereof, be deemed to beneficially own such shares of Class B Common Stock. Except as noted below, the investment decisions of Maroon Private Trust Company, LLC are made by the Trust Committee of its board of managers, consisting of Thomas J. Pritzker, John A. Miller, Paula H. McMenamin, Marshall E. Eisenberg and Derek Arend. Except as noted below, the voting decisions of Maroon Private Trust Company, LLC are made by the independent members of the Trust Committee, consisting of John A. Miller, Paula H. McMenamin, Marshall E. Eisenberg and Derek Arend. The members of the Trust Committee disclaim beneficial ownership as a result of serving on the Trust Committee. The investment decisions of Maroon Private Trust Company, LLC, as trustee of Margot and Tom Pritzker Foundation, are made by the Foundation Committee of its board of managers, consisting of Thomas J. Pritzker, John A. Miller, Paula H. McMenamin, Marshall E. Eisenberg and Derek Arend. The voting decisions of Maroon Private Trust Company, LLC, as trustee of Margot and Tom Pritzker Foundation, are made by the independent members of the Foundation Committee, consisting of John A. Miller, Paula H. McMenamin, Marshall E. Eisenberg and Derek Arend. The members of the Foundation Committee disclaim beneficial ownership as a result of serving on the Foundation Committee.

13D	Page 10 of 18 Pages

Based solely on the information contained in the Schedule 13Ds, as amended, filed by the Separately Filing Group Members, as of the date hereof, the Pritzker Family Group in the aggregate may be deemed to be the beneficial owners of 603,343 shares of currently issued Class A Common Stock and 51,478,184 shares of Class A Common Stock issuable upon conversion of 51,478,184 shares of Class B Common Stock beneficially owned by the Pritzker Family Group. The number of shares of Class A Common Stock beneficially owned by the Pritzker Family Group and currently issued represents 1.3% of the total number of shares of Class A Common Stock outstanding, assuming that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock. The number of shares of Class B Common Stock beneficially owned by the Pritzker Family Group represents 95.8% of the total number of shares of Class B Common Stock outstanding. The number of shares of Common Stock beneficially owned by the Pritzker Family Group represents 52.8% of the total number of shares of Common Stock outstanding and 88.5% of the total voting power of the shares of Common Stock outstanding, voting together as a single class, assuming that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

Schedule B attached to this Amendment No. 30 amends and restates, in its entirety, Schedule B attached to the Schedule 13D. Schedule B attached to this Amendment No. 30 sets forth, as of the date hereof, the number of shares and percentage of the Class A Common Stock outstanding, the number of shares and percentage of the Class B Common Stock outstanding, the percentage of the total number of shares of Common Stock outstanding, and the percentage of the total voting power of the shares of Common Stock outstanding, voting together as a single class, represented by the shares beneficially owned by the Reporting Persons and each Separately Filing Group Member. All information with regard to the Separately Filing Group Members is based solely on the information contained in the Schedule 13Ds filed by the Separately Filing Group Members.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is amended and supplemented as follows:

On September 22, 2024, Maroon Private Trust Company, LLC, as trustee for Margot and Tom Pritzker Foundation, entered into the Purchase and Sale Agreement with the Issuer, pursuant to which it sold an aggregate of 1,642,251 shares of Class B Common Stock at a price of $152.23 per share, which represents the Volume Weighted Average Price for Class A Common Stock for the three (3) trading-day period ending September 20, 2024 as reported by Bloomberg, for an aggregate price of $249,999,869.73. The September 2024 Sale closed on September 24, 2024. The Purchase and Sale Agreement contains customary representations and warranties of the parties relating to the ownership of the shares of Class B Common Stock being transferred and the ability of the parties to consummate the transaction. The foregoing description of the Purchase and Sale Agreement is qualified in its entirety by reference to the text of Exhibit 25 hereto, which is incorporated herein by reference.

13D	Page 11 of 18 Pages

Item 7. Materials to be Filed as Exhibits

Item of the Schedule 13D is amended and supplemented as follows:

Exhibit 25	Purchase and Sale Agreement, dated as of September 22, 2024, between Hyatt Hotels Corporation and Maroon Private Trust Company, LLC, as trustee for Margot and Tom Pritzker Foundation (incorporated by reference to Exhibit 99.1 to the Issuer’s Current Report on Form 8-K filed on September 23, 2024).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 24, 2024

Maroon Private Trust Company, LLC, solely as trustee of the trusts listed on Appendix A-1 and Appendix A-2

By:	/s/ Derek Arend
Derek Arend
President

THHC, L.L.C.

By:	/s/ Derek Arend
Derek Arend
President

T11 HHC, LLC

By:	/s/ Derek Arend
Derek Arend
President

/s/ Marshall E. Eisenberg
Marshall E. Eisenberg, not individually, but solely in the capacity as co-trustee of the trust listed on Appendix A-3.

/s/ Thomas J. Pritzker
Thomas J. Pritzker, not individually, but solely (i) in the capacity as trustee of Maroon Trust, solely in such trust’s capacity as the member of Maroon Private Trust Company, LLC, and (ii) in the capacity as co-trustee of the trust listed on Appendix A-3

/ s/ Thomas J. Pritzker
Thomas J. Pritzker, individually

/s/ Jason Pritzker
Jason Pritzker, individually

13D	Page 14 of 18 Pages

Appendix A-1

Name of Trust	Jurisd. of Org.

F.L.P. Trust #11	South Dakota

13D	Page 15 of 18 Pages

Appendix A-2

Name of Trusts	Jurisd. of Org.
Trust TJP-PTA	Bahamas

PDTA Tom Trust	South Dakota

PDTB Tom Trust	South Dakota

NPDT Jason Trust	South Dakota

NPDT Benjamin Trust	South Dakota

NPDT David Trust	South Dakota

Margot and Tom Pritzker Foundation	South Dakota

13D	Page 16 of 18 Pages

Appendix A-3

Name of Trust	Jurisd. of Org.
TJP Revocable Trust	Illinois

13D	Page 17 of 18 Pages

Schedule A

Certain Information Regarding the

Reporting Persons1

	Class A Common Stock[2]		Class B Common Stock[3]		% of Total Common Stock[4]	% of Total Voting Power[5]
Name of Beneficial Owner	Shares	% of Class A	Shares	% of Class B
Maroon Private Trust Company, LLC, solely in the capacity as trustee of the trust listed on Appendix A-1 and the trusts listed on Appendix A-2.[6]	—	—	20,827,553	38.7%	21.1%	35.8%
THHC, L.L.C.[6]	—	—	17,623,351	32.8%	17.9%	30.3%
T11 HHC, LLC[6]	—	—	17,623,351	32.8%	17.9%	30.3%
Thomas J. Pritzker and Marshall E. Eisenberg, not individually, but solely in the capacity as co-trustees of the trust listed on Appendix A-3.	—	—	50,963	*	*	*
Thomas J. Pritzker, individually and as trustee of Maroon Trust, solely in such trust’s capacity as the member of Maroon Private Trust Company, LLC[6][7]	586,105	1.3	20,827,553	38.7%	21.7%	35.9%
Jason Pritzker, individually.	2,588	*	—	—	*	*

* Less than 1% beneficial ownership

[1]

All references to the number of shares outstanding are as of July 31, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2024, as adjusted to account for an aggregate 1,642,251 shares of Class B Common Stock that were repurchased by the Issuer from the reporting person on September 22, 2024.

[2]

The information shown in the table with respect to the percentage of Class A Common Stock beneficially owned is based on 44,928,893 shares of Class A Common Stock outstanding as of July 31, 2024, assuming that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

[3]

The information shown in the table with respect of the percentage of Class B Common Stock beneficially owned is based on 53,748,579 shares of Class B Common Stock outstanding as of July 31, 2024, as adjusted, assuming that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

[4]

The information shown in the table with respect to the percentage of total Common Stock beneficially owned is based on 44,928,893 shares of Class A Common Stock and 53,748,579 shares of Class B Common Stock outstanding as of July 31, 2024, as adjusted.

[5]

With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to ten votes per share. The percentage of total voting power of the shares of Common Stock is calculated based on the total voting power of the shares of Common Stock outstanding as of July 31, 2024, as adjusted, which is comprised of 44,928,893 shares of Class A Common Stock and 53,748,579 shares of Class B Common Stock and assumes that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

[6]

THHC, L.L.C. is a member-managed Delaware limited liability company and directly holds 17,623,351 shares of Class B Common Stock. T11 HHC, LLC is a member-managed Delaware limited liability company and the controlling member of THHC, L.L.C., and in such capacity may be deemed to beneficially own such shares of Class B Common Stock. Maroon Private Trust Company, LLC is a manager-managed South Dakota limited liability company and the trustee of (i) the trust listed on Appendix A-1, which is the sole member of T11 HHC, LLC, and in such capacity may be deemed to beneficially own the shares of Class B Common Stock deemed to be beneficially owned by T11 HHC, LLC, and (ii) the trusts listed on Appendix A-2, and in such capacity may be deemed to beneficially own an additional 3,204,202 shares of Class B Common Stock. Maroon Trust is the sole member of Maroon Private Trust Company, LLC and in such capacity may be deemed to beneficially own such shares of Class B Common Stock. Thomas J. Pritzker is the trustee of Maroon Trust and in such capacity may, for the purposes hereof, be deemed to beneficially own such shares of Class B Common Stock. Except as noted below, the investment decisions of Maroon Private Trust Company, LLC are made by the Trust Committee of its board of managers, consisting of Thomas J. Pritzker, John A. Miller, Paula H. McMenamin, Marshall E. Eisenberg and Derek Arend. Except as noted below, the voting decisions of Maroon Private Trust Company, LLC are made by the independent members of the Trust Committee, consisting of John A. Miller, Paula H. McMenamin, Marshall E. Eisenberg and Derek Arend. The members of the Trust Committee disclaim beneficial ownership as a result of serving on the Trust Committee. The investment decisions of Maroon Private Trust Company, LLC, as trustee of Margot and Tom Pritzker Foundation, are made by the Foundation Committee of its board of managers, consisting of Thomas J. Pritzker, John A. Miller, Paula H. McMenamin, Marshall E. Eisenberg and Derek Arend. The voting decisions of Maroon Private Trust Company, LLC, as trustee of Margot and Tom Pritzker Foundation, are made by the independent members of the Foundation Committee, consisting of John A. Miller, Paula H. McMenamin, Marshall E. Eisenberg and Derek Arend. The members of the Foundation Committee disclaim beneficial ownership as a result of serving on the Foundation Committee.

[7]

Thomas J. Pritzker holds 244,648 stock appreciation rights (“SARs”) that are currently exercisable at an exercise price of $52.65, 212,967 SARs that are currently exercisable at an exercise price of $80.02, 292,226 SARS that are currently exercisable at an exercise price of $71.67, 563,063 SARs that are currently exercisable at an exercise price of $48.66, 130,752 SARS that are currently exercisable at an exercise price of $80.46, 72,924 SARs that are currently exercisable at an exercise price of $95.06 and 30,902 SARs that are currently exercisable at an exercise price of $111.71. Each SAR gives the holder the right to receive a number of shares of Class A Common Stock equal to the excess of the value of one share of Class A Common Stock at the exercise date, over the exercise price. The number of shares of Class A Common Stock that Mr. Pritzker will receive upon exercise of such SARs is not determinable until the date of exercise and therefore is not included in the information above. Thomas J. Pritzker is also the grantor of the trust set forth on Appendix A-3, and has the right to revoke the trust at any time without the consent of another person. As a result he could be deemed to be the sole beneficial owner of the shares owned by such trust.

13D	Page 18 of 18 Pages

Schedule B

Certain Information Regarding the

Separately Filing Group Members1

	Class A Common Stock[2]		Class B Common Stock[3]		% of Total Common Stock[4]	% of Total Voting Power[5]
Separately Filing Group Member	Shares	% of Class A	Shares	% of Class B
CIBC Trust Company (Bahamas) Limited in its capacity as trustee and Other Reporting Persons[6]	—	—	673,350	1.3%	*	1.2%
Trustees of the Thomas J. Pritzker Family Trusts and Other Reporting Persons[7]	588,693	1.3%	20,878,516	38.8%	21.8%	35.9%
Trustees of the Nicholas J. Pritzker Family Trusts and Other Reporting Persons[8]	—	—	70,000	*	*	*
Trustees of the Jennifer N. Pritzker Family Trusts and Other Reporting Persons[9]	—	—	1,964,376	3.7%	2.0%	3.4%
Trustees of the Linda Pritzker Family Trusts[10]	—	—	—	—	—	—
Trustees of the Karen L. Pritzker Family Trusts[11]	—	—	3,823,816	7.1%	3.9%	6.6%
Trustee of the Penny Pritzker Family Trusts and Other Reporting Persons[12]	14,650	*	6,511,568	12.1%	6.6%	11.2%
Trustees of the Daniel F. Pritzker Family Trusts and Other Reporting Persons[13]	—	—	1,922	*	*	*
Trustees of the Gigi Pritzker Pucker Family Trusts and Other Reporting Persons[14]	—	—	17,554,636	32.7%	17.8%	30.1%
Pritzker Family Group Totals	603,343	1.3%	51,478,184	95.8%	52.8%	88.5%

* Less than 1% beneficial ownership

[1]

All references to the number of shares outstanding are as of July 31, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2024, as adjusted to account for an aggregate 1,642,251 shares of Class B Common Stock that were repurchased by the Issuer from the reporting person on September 22, 2024.

[2]

The information shown in the table with respect to the percentage of Class A Common Stock beneficially owned is based on 44,928,893 shares of Class A Common Stock outstanding as of July 31, 2024, assuming that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

[3]

The information shown in the table with respect of the percentage of Class B Common Stock beneficially owned is based on 53,748,579 shares of Class B Common Stock outstanding as of July 31, 2024, as adjusted, assuming that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

[4]

The information shown in the table with respect to the percentage of total Common Stock beneficially owned is based on 44,928,893 shares of Class A Common Stock and 53,748,579 shares of Class B Common Stock outstanding as of July 31, 2024, as adjusted.

[5]

With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to ten votes per share. The percentage of total voting power of the shares of Common Stock is calculated based on the total voting power of the shares of Common Stock outstanding as of July 31, 2024, as adjusted, which is comprised of 44,928,893 shares of Class A Common Stock and 53,748,579 shares of Class B Common Stock and assumes that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

[6]

See the Schedule 13D filed on August 26, 2010, as amended, by the CIBC Trust Company (Bahamas) Limited, solely as trustee of the Non-U.S. Situs Trusts listed on Appendix A to the Schedule 13D, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[7]

See the Schedule 13D filed on August 26, 2010, as amended, by Marshall E. Eisenberg, not individually, but solely as trustee of certain trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office. Thomas J. Pritzker holds 244,648 stock appreciation rights (“SARs”) that are currently exercisable at an exercise price of $52.65, 212,967 SARs that are currently exercisable at an exercise price of $80.02, 292,226 SARS that are currently exercisable at an exercise price of $71.67, 563,063 SARs that are currently exercisable at an exercise price of $48.66, 130,752 SARS that are currently exercisable at an exercise price of $80.46, 72,924 SARs that are currently exercisable at an exercise price of $95.06 and 30,902 SARs that are currently exercisable at an exercise price of $111.71. The number of shares of Class A Common Stock that Mr. Pritzker will receive upon exercise of such SARs is not currently determinable and therefore not included in the table above because each SAR gives the holder the right to receive a number of shares of Class A Common Stock equal to the excess of the value of one share of Class A Common Stock at the exercise date, which is not determinable until the date of exercise, over the exercise price.

[8]

See the Schedule 13D filed on August 26, 2010, as amended, by Marshall E. Eisenberg, not individually, but solely as trustee of certain trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[9]

See the Schedule 13D filed on August 26, 2010, as amended, by Charles E. Dobrusin and Harry B. Rosenberg, not individually, but solely as co-trustees of certain trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[10]

See the Schedule 13D filed on August 26, 2010, as amended, by Lewis M. Linn, not individually, but solely as trustee for the trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[11]

See the Schedule 13D filed on August 26, 2010, as amended, by Walter W. Simmers, Andrew D. Wingate and Lucinda Falk, not individually, but solely as co-trustees for the trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[12]

See the Schedule 13D filed on August 26, 2010, as amended, by John Kevin Poorman, not individually, but solely as trustee of certain trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[13]

See the Schedule 13D filed on August 26, 2010, as amended, by Lewis M. Linn, not individually, but solely as trustee for the trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[14]

See the Schedule 13D filed on August 26, 2010, as amended, by Gigi Pritzker Pucker and Edward W. Rabin, not individually, but solely as trustees of certain trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein on, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.